UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

EXPLANATORY NOTE

On July 21, 2011, Simcere Pharmaceutical Group, or Simcere, announced that it had entered into a framework agreement to establish a novel and innovative strategic partnership with Merck & Co., Inc., who is acting through an affiliate and known as MSD outside the United States and Canada, focused on serving China’s rapidly expanding health care needs by providing significantly improved access to quality medicines in major therapeutic areas. The partnership includes an equity joint venture that will be owned 51% by an affiliate of Merck, and 49% by Simcere or one of its affiliates.

The Framework Agreement establishes the basic framework of cooperation between the two companies which will be implemented through the execution of further agreements, including an agreement relating to the parties’ capital contributions to the joint venture, a joint venture agreement setting out certain matters relating to the governance of the joint venture, and agreements relating to the co-promotion and/or distribution of certain medicines. The transaction is subject to the satisfaction of certain closing conditions, including obtaining the necessary government approvals. The parties further agreed to explore the possibility of establishing a second joint venture focused on the manufacturing of certain medicines.

The initial focus of the joint venture will be branded pharmaceutical products for cardiovascular and metabolic diseases. Specifically, in the area of cardiovascular disease, the joint venture will offer a combined portfolio of selected medicines from both companies, including ZOCOR® (simvastatin), COZAAR® (losartan) and RENITEC® (enalapril) by Merck/MSD, and XINTA (levamlodipine) and SHUFUTAN (rosuvastatin) by Simcere. In the metabolic disease area, the two companies will work to maximize access in China to sitagliptin, a DPP-IV inhibitor for the treatment of type 2 diabetes. Type 2 diabetes is increasingly recognized as a significant public health threat in China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

	By:	/s/ Yushan Wan
	Name:	Yushan Wan
	Title:	Acting Chief Financial Officer

DATE: July 22, 2011

Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Contacts:

Merck & Co., Inc.		Simcere Pharmaceutical Group

Media:	Ian R. McConnell	Media:	Wang Yan’an
	(908) 423-3046		(86 25) 8556 6666 ext 8721

	Gail S. Thornton	Investor:	Yehong Zhang
(908) 423-3012

President
	Jane Wu		(86 25) 8556-6666 ext 8811
(86 21) 2211 2494

Cindy Zheng
Investor:	Carol Ferguson		Brunswick Group
	(908) 423-4465		(212) 333-3810

Merck and Simcere Sign Agreement to Establish Pioneering

China Joint Venture

Partnership Focused on Providing Significantly Enhanced Access to

Quality Medicines for Chinese Patients

WHITEHOUSE STATION, N.J., and NANJING, China, July 21, 2011 – Merck & Co., Inc., Whitehouse Station, N.J., (NYSE:MRK), acting through an affiliate and known as MSD outside the United States and Canada, and China’s Simcere Pharmaceutical Group (NYSE:SCR, Simcere) today announced the signing of a framework agreement to establish a joint venture focused on serving China’s rapidly expanding health care needs by providing significantly improved access to quality medicines in major therapeutic areas.

The companies announced the partnership at a signing ceremony at Merck Research Laboratories in Rahway, N.J. with Mr. Richard T. Clark, Merck chairman, Mr. Adam Schechter, president, Merck Global Human Health, Dr. Michel Vounatsos, president, MSD in China, Mr. Jinsheng Ren, chairman and CEO of Simcere Pharmaceutical Group, and Dr. Yehong Zhang, president, Simcere Pharmaceutical Group.

Mr. Zhijun Luo, secretary of China’s Jiangsu Provincial Committee, presided over the signing ceremony.

This novel and innovative partnership will combine the extensive resources and expertise of a global health care company and a leading Chinese pharmaceutical company in support of Merck and Simcere’s goal of building a strategic partnership with development, registration, manufacturing and sales capabilities. The initial focus of the partnership will be branded pharmaceutical products for cardiovascular and metabolic diseases.

Specifically, in the area of cardiovascular disease, the partnership will offer a combined portfolio of selected medicines from both companies, including ZOCOR® (simvastatin), COZAAR® (losartan) and RENITEC® (enalapril) by Merck/MSD, and XINTA (levamlodipine) and SHUFUTAN (rosuvastatin) by Simcere. In the metabolic disease area, the partnership will work to maximize access in China to sitagliptin, a DPP-IV inhibitor for the treatment of type 2 diabetes. Type 2 diabetes is increasingly recognized as a significant public health threat in China.

“Merck is proud to partner with Simcere, one of China’s leading pharmaceutical companies and an organization that shares Merck’s commitment to enhancing health care in China,” said Mr. Schechter. “This partnership is another step forward in Merck’s strategy to grow our business in China and is fully aligned with the Chinese government’s goal to increase access to quality products.”

“Today marks another key milestone in Simcere’s ongoing quest to better the lives of our patients through innovative medicines,” said Mr. Ren. This innovative partnership seeks to address the enormous challenges of the Chinese healthcare system and address the needs of Chinese patients and health care stakeholders.”

“This partnership between Simcere and Merck is not only strategically significant for both organizations, but also a landmark event for Jiangsu’s biopharmaceutical industry,” said Mr. Luo. “Biopharmaceuticals is an emerging industry of strategic importance for Jiangsu Province and this partnership will bring additional momentum to the development of this industry. It will help Jiangsu in providing more quality pharmaceuticals to China and the world.”

The establishment of this joint venture is subject to satisfying certain agreed to closing conditions.

ZOCOR® and COZAAR® are registered trademarks of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc. RENITEC® is a registered trademark of Merck & Co., Inc., Whitehouse Station, N.J., USA. All other brands are trademarks of their respective owners and are not trademarks of Merck & Co., Inc., Whitehouse Station, N.J., USA

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells anti-infective medication, anti-cancer medication and stroke management medication. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit http://www.simcere.com.

About Merck & Co., Inc.

Today’s Merck is a global healthcare leader working to help the world be well. Merck is known as MSD outside the United States and Canada. Through our prescription medicines, vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships. For more information, visit www.merck.com.

About MSD in China

MSD has more than 5,000 employees, 10 regions and 20 regional offices in China. MSD also has three manufacturing plants in China which supply innovative medicines and medical devices to both the local and export markets. The facilities’ operations encompass production, packaging, materials management, quality assurance, engineering services and exports.

China is one of the most critical markets for Merck’s growth strategy. Following the completion of the global merger between Merck and Schering-Plough in 2009, Michel Vounatsos became the president of MSD in China. MSD China reports directly to the Merck headquarter in the United States.

Forward-Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the merger between Merck and Schering-Plough, including future financial and operating results the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period; the impact of pharmaceutical industry regulation and healthcare legislation; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; Merck’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the United States and internationally and the exposure to litigation and/or regulatory actions.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2010 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).